ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

September 1, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Chad Eskildsen

Re:	DoubleLine Funds Trust (the “Trust”)

File No. 811-22378

Dear Mr. Eskildsen,

Thank you for your oral comment provided on August 23, 2023, regarding your review of the Trust’s annual report to shareholders for the period ended March 31, 2023 (the “Annual Report”), which was filed with the Securities and Exchange Commission on Form N-CSR on June 2, 2023.

Your comment is summarized below to the best of our understanding, followed by the Trust’s response.

* * *

1.

Comment: Please confirm that the auditor, PricewaterhouseCoopers LLP, did in fact audit the consolidated financial statements of DoubleLine Multi-Asset Growth Fund, DoubleLine Strategic Commodity Fund, DoubleLine Multi-Asset Trend Fund (each, a “Fund,” and together, the “Funds”). Please ensure that the opinion mentions consolidation on a going forward basis.

Response: PricewaterhouseCoopers LLP has confirmed to the Trust that it audited the consolidated financial statements of each of the Funds listed above and has agreed to ensure that future opinions will mention consolidation to the extent applicable.

* * *

Division of Investment Management	- 2 -	September 1, 2023

We hope the foregoing responses adequately address the staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614 or Jeremy Smith at (212) 596-9858.

Very truly yours,

/s/ Michelle Huynh

Michelle Huynh

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.